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                             November 9, 2022

       John G. Grdina
       President and Chief Executive Officer
       Adamas One Corp.
       17767 N. Perimeter Dr., Ste B115
       Scottsdale, Arizona 85255

                                                        Re: Adamas One Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed November 3,
2022
                                                            File No. 333-265344

       Dear John G. Grdina:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 31, 2022 letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed November 3, 2022

       Government Regulations, page 63

   1. We note your disclosure in this section, such as "In August 2018, the FTC amended its
                                                        Jewelry Guides to help
prevent deception in jewelry marketing." Please ensure that you have updated the
disclosure about government regulation to the extent practical. Also, tell us the extent to which
you have considered FTC regulations given the references in the bullet points on pages
4 and 58 to "environmentally friendly" diamonds and the reference to "Eco Friendly" under
the phrase "Benefits of Lab-Grown Diamonds" on your website.
 John G. Grdina
FirstName LastNameJohn   G. Grdina
Adamas One   Corp.
Comapany 9,
November  NameAdamas
             2022        One Corp.
November
Page 2    9, 2022 Page 2
FirstName LastName
General

2. Please file a final legal opinion. Currently, Exhibit 5.1 is merely a "form" of opinion, is undated and has numerous blanks.
       You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Andrew Blume,
Senior Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Manufacturing
cc:      Raymond A. Lee, Esq.